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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002 and January 17, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

        At a special meeting of the IKOS Board of Directors on January 21, 2002, the IKOS Board reviewed the January 16, 2002 correspondence from Mentor's outside counsel and the terms and conditions of the merger agreement proffered in executed form by Mentor pursuant to that correspondence (the "Mentor Proposal"). The IKOS Board received advice from Gray Cary on its fiduciary duties regarding the Mentor proposal and IKOS' contractual rights and obligations under the Synopsys merger agreement, including IKOS' right to engage in discussions and negotiate with regard to a superior proposal (as defined in the Synopsys merger agreement) and IKOS' right to terminate in favor of a proposal "constituting a Superior Proposal." The IKOS Board took note that the Mentor Proposal was irrevocable until January 31, 2002.

        Needham & Company presented to the IKOS Board financial analyses comparing the terms of the Mentor Proposal to the Merger from a financial point of view; these analyses did not differ in any material respect from the financial analyses presented on December 12, 2001 as the financial terms of the Mentor Proposal were identical to the Offer and the terms of the Synopsys merger had remained unchanged. The IKOS Board considered the advice of management regarding the Company's business and prospects and the risks attendant to the management revenue plan and determined that the outlook for the revenue plan was more conservative than on December 12, 2001, in light of recent announcements of potential customers indicating no improvement in their outlook in the near term; the IKOS Board concluded that there continued to be significant risks associated with management's revenue plan. The IKOS Board recognized that the consideration paid under the Synopsys merger agreement was tied to IKOS' performance under the revenue plan, with the associated risks, which compared unfavorably to the fixed consideration of $11.00 cash provided by the Mentor Proposal. Statements regarding the management revenue plan and IKOS' expected performance under that plan are forward looking statements and involve risks and uncertainties, including without limitation, current economic conditions, continued acceptance and development of IKOS' existing and new products, increased levels of competition, technological changes, IKOS' ability to retain its skilled workforce, customer demand, the potential distraction of management relating to the pending cash tender offer commenced by Mentor and other risks detailed from time-to-time in IKOS' periodic reports filed with the SEC.

        The IKOS Board then reviewed the conditions in the Mentor Proposal, noting that the closing of the tender offer was no longer conditioned on IKOS' not paying the termination fee to Synopsys, which removed the condition that IKOS had been unable to satisfy. The IKOS Board noted, however, that although a few other conditions to the Mentor Offer were eliminated in the Mentor Proposal, the Mentor Proposal contained significant conditions which were unusual for a negotiated acquisition agreement, and which created a very high risk of nonconsummation. In particular, the IKOS Board noted that the closing of the tender offer was conditioned on there being no litigation threatened or pending by any person, foreign or domestic, challenging or seeking to make the transaction illegal or seeking to restrain the making or consummation of the tender offer, challenging or seeking to or reasonably likely to impose voting, procedural price or other requirements on the tender offer or merger, or seeking material damages in connection with the tender offer, or imposing limitations in

Mentor's ownership rights or "which in the reasonable discretion of [Mentor], might result in a diminution of the value of the Shares or the benefits expected to be derived by Parent as a result of the" tender offer or the merger agreement. The IKOS Board recognized that plaintiff stockholder litigation was likely, in light of the litigation pending currently, and that a lawsuit by Synopsys, even if without merit, was possible. The IKOS Board took note that these lawsuits would cause the "no litigation" condition in the tender offer to fail, even though Mentor would not be unduly harmed. The IKOS Board recognized that negotiated merger agreements rarely contained a "no litigation" condition extending to either threatened litigation or litigation brought by persons other than governmental authorities, or to litigation which "might" or "could reasonably be expected to" result in adverse effects, due to the highly conditional nature of such provisions, and the fact that in a negotiated acquisition the seller would be unwilling to accept the high risk of nonconsummation from such a condition.

        The IKOS Board also took note of the condition to the tender offer relating to extension of credit, which seemed to have no relationship to Mentor's ability to consummate the tender offer, and particularly the condition relating to market decline, which conditioned the transaction on there being no drop in any of three trading markets during the period the Offer had been pending (i.e. since December 7, 2001) of more than 10%. The IKOS Board viewed the market decline condition as a proxy for one of the few conditions Mentor had eliminated (no armed hostilities or other calamities) and noted the condition could easily be triggered by the effect on the market of a war, other armed conflict, natural disaster or simply high volatility in the market typical in the current troubled economic environment, and that it was particularly risky given the lengthy measurement period from December 7, 2001. The IKOS Board recognized that negotiated acquisition agreements rarely had a market decline condition due to the increased risk of nonconsummation which was unacceptable to the seller.

        Moreover, the IKOS Board considered the "truth of representation" condition to the tender offer which, unlike the Synopsys condition, was not measured only at closing, but instead was measured at any point in time during the tender period. The IKOS Board recognized that this condition in the Mentor Proposal presented more risk than the similar condition in the Synopsys proposal. The IKOS Board also reviewed the minimum condition, which required stockholders to tender at least a majority of outstanding Shares (when added to those shares owned by Mentor) on a fully diluted basis and noted that Mentor had deleted the definition of "fully diluted," making it unnecessarily difficult to determine if the condition had been satisfied. The IKOS Board also reviewed the conditions to the merger, only applicable after Mentor would have purchased more than a majority of the outstanding shares of IKOS, and noted that Mentor had conditioned the closing of the merger on the truth of representations and receipt of third party consents other than consents of governmental agencies, even though Mentor would own a majority of the IKOS outstanding shares at the time of the closing. The IKOS Board viewed this condition as creating a risk that stockholders who failed to tender would be stranded, and caused the Mentor Proposal to have a potential coercive effect.

        The IKOS Board also took note that although under the Mentor Proposal, Mentor was assuming that IKOS would pay Synopsys the $5.5 million termination fee due under the Synopsys merger agreement, Mentor had not, as is typical in a proposal by a competing bidder, offered to reimburse IKOS for such payment following IKOS' execution of the merger agreement. The IKOS Board understood that Mentor had left IKOS at risk for the $5.5 million payment if the Mentor transaction was not consummated, and the concluded that the risk to IKOS as to the payment of the fee was particularly acute due to the highly conditional nature of the Mentor Proposal.

        The IKOS Board concluded that if IKOS signed the agreement "as is," there would be a significant risk of nonconsummation. The IKOS Board took note that if IKOS terminated the Synopsys merger agreement and executed the Mentor agreement, and if one of the conditions to the Mentor transaction were not satisfied, Mentor could walk away from the transaction, leaving IKOS out the $5.5 million termination fee, or instead force IKOS to accept reduced consideration for IKOS stockholders. The IKOS Board took note of the much shorter time during which the conditions to the Mentor Proposal were likely applicable, which could be as short as ten business days after execution of the agreement, but which the IKOS Board believed would not likely be longer than 30 business days after such execution (although a provision in the merger agreement extended the offer through

September 14, 2002 if conditions were not satisfied). The IKOS Board took note of the period the conditions in the Synopsys merger agreement were applicable, which was until a closing estimated for August or September 2002. The IKOS Board also took note of the Synopsys merger agreement's financial performance condition and the employee retention condition, which provided significant risk of nonconsummation for the Synopsys merger, given the uncertain economy and the potential for employee turnover during a lengthy preclosing period. The IKOS Board concluded that, given the risks associated with the management's revenue plan, the fact that the Mentor transaction offered $11.00 per share in cash regardless of IKOS' financial performance, the significantly shorter time to close the Mentor Proposal, and the fact that the IKOS Board believed in good faith, based on the terms of other negotiated acquisition agreements, that the conditions in the Mentor Proposal creating significant risk of nonconsummation would likely be able to be negotiated out of the merger agreement and that Mentor would likely be willing to reimburse IKOS for the $5.5 million breakup fee, given the fact that typically acquirors do reimburse the target for such fees, that the Mentor Proposal would result in a transaction more favorable to the IKOS stockholders than the Synopsys merger agreement under Section 5.2 of the Synopsys merger agreement. Nevertheless, the IKOS Board concluded that it was not in the best interests of the IKOS stockholders to terminate the Synopsys merger agreement in favor of the Mentor Proposal, as it was presented by the letter dated January 16, 2002, in light of the continued significant risk of nonconsummation inherent in the Mentor Proposal and the fact that the Mentor Proposal caused IKOS to bear the risk of the $5.5 million termination fee in the event of non-consummation of the Mentor transaction.

        The IKOS Board recognized that Section 5.2 and Section 8.1(g) of the Synopsys merger agreement contemplated that a proposal the IKOS Board believed in good faith would result in a transaction more favorable to the IKOS stockholders would involve negotiation between the competing bidder and IKOS prior to it being reasonable for IKOS to request a termination of the Synopsys merger agreement. The IKOS Board recognized that such negotiation could not take place in compliance with the no-shop covenant under the Synopsys merger agreement unless Mentor executed a nondisclosure agreement with terms at least as restrictive as those in the agreement between Synopsys and IKOS. The IKOS Board believed that if Mentor were to execute such a nondisclosure agreement, the issues relating to the conditionality of the deal could be resolved. The IKOS Board recognized that Mentor had been unwilling to execute such an agreement and the Mentor was potentially concerned that the IKOS Board might not consider a Mentor proposal. The IKOS Board believed, however that the IKOS Board is required to consider any proposal that would result in a transaction more favorable to IKOS stockholders in order to comply with its fiduciary duties, and that the Synopsys merger agreement by its terms permitted the IKOS Board to comply with those duties.

        Accordingly, the IKOS Board unanimously concluded that the Mentor Proposal would result in a Superior Proposal, and authorized and directed Gray Cary to communicate this determination to Synopsys in compliance with the Synopsys merger agreement. The IKOS Board also unanimously authorized and directed Gray Cary to deliver again to Mentor's outside counsel the form of nondisclosure agreement identical to that in place with Synopsys in order to permit negotiations to proceed on the Mentor Proposal. The IKOS Board unanimously concluded that it was not in the best interest of the stockholders to send notice to Synopsys under Section 8.1(g) seeking to terminate the Synopsys merger agreement in favor of the Mentor Proposal, in light of the continued significant risk of nonconsummation in the Mentor Proposal. Accordingly, the IKOS Board unanimously reaffirmed its recommendations that the IKOS stockholders reject the pending unsolicited cash tender offer commenced by Mentor on December 7, 2001, and that the IKOS stockholders not tender their shares in the Mentor tender offer for the reasons stated in "—Reasons for IKOS Board Recommendation." Finally, the IKOS Board considered a request made by Synopsys' outside counsel, on behalf of Synopsys, by letter dated December 19, 2001, that the IKOS Board reconsider its determinations with respect to the Mentor tender offer. For the reasons stated in "—Reasons for IKOS Board Recommendation," the IKOS Board declined to reconsider the determinations it previously made with respect to the Mentor tender offer.

Item 9. Exhibits

        Amended to add the following:

  (a)(5)(Q)    Press release issued by IKOS dated January 22, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated January 22, 2002

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  Item 4. The Solicitation or Recommendation
  Item 9. Exhibits
SIGNATURE